Exhibit 99.1

Baijiayun Announces Lock-Up Commitment by Certain Shareholders

BEIJING, June 21, 2023 -- Baijiayun Group Ltd (“Baijiayun” or the “Company”) (Nasdaq: RTC), a one-stop video-centric technology solution provider, today announced that Mr. Gangjiang Li, Chairman of the Board and CEO, who is the beneficial owner of approximately 32.73% of the issued and outstanding shares of the Company, and Mr. Yi Ma, President and Director, who is the beneficial owner of approximately 10.08% of the issued and outstanding shares of the Company, have committed not to selling or transferring any ordinary shares or similar securities (the "Restricted Securities") for a 12-month lock-up period, as a demonstration of confidence in the long-term value of the Company.

Mr. Gangjiang Li and Mr. Yi Ma undertake to promptly enter into written lock-up agreements with the Company to carry out such commitment. The agreements will be subject to certain customary exceptions, including that shares may be transferred directly to certain parties or may be repurchased by the Company.

About Baijiayun Group Ltd

Baijiayun is a one-stop video-centric technology solution provider with core expertise in SaaS/PaaS solutions. Baijiayun is committed to delivering reliable, high-quality video experiences across devices and localities and has grown rapidly since its inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun offers a wealth of video-centric technology solutions, including Video SaaS/PaaS, Video Cloud and Software, and Video AI and System Solutions. Baijiayun caters to the evolving communications and collaboration needs of enterprises of all sizes and industries.

Safe Harbor Statement

This press release contains certain "forward-looking statements." These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the parties' perspectives and expectations, are forward-looking statements. The words "will," "expect," "believe," "estimate," "intend," and "plan" and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management's current expectations and include known and unknown risks, uncertainties, and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. The forward-looking information provided herein represents the Company's estimates as of the date of this press release, and subsequent events and developments may cause the Company's estimates to change.

The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release.

A further list and description of risks and uncertainties can be found in the documents the Company has filed or furnished or may file or furnish with the U.S. Securities and Exchange Commission, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Investor / Media Contact:

Crocker Coulson

CEO, AUM Media, Inc.

(646) 652 7185

crocker.coulson@aummedia.org

Company Contact:

Yong Fang

CFO, Baijiayun Group Ltd

(267) 939 5080

fangyong@baijiayun.com